SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 25, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia appoints Esa Niinimäki as Chief Legal Officer and member of the Group Leadership Team

Stock exchange release	1 (2)
25 January 2023

Nokia Corporation

Stock Exchange Release

25 January 2023 at 14:00 EET

Nokia appoints Esa Niinimäki as Chief Legal Officer and member of the Group Leadership Team

Espoo, Finland – Nokia today announced the appointment of Esa Niinimäki as Chief Legal Officer and member of the Group Leadership Team, effective January 25, 2023.

Esa has worked at Nokia for more than 15 years where he has held multiple positions, most recently Interim Chief Legal Officer. Prior to this role he was Vice President, Deputy Chief Legal Officer and Board Secretary where he defined strong governance practices for Nokia. Esa also served as General Counsel of Nokia’s global services business group, Head of Corporate Legal of NSN and Senior Legal Counsel, Legal and IP, for the IMEA region. Before joining Nokia Esa worked as Group Legal Counsel for Metsä Group and as an associate lawyer at White & Case LLP.

“I am delighted to announce the appointment of Esa Niinimäki as Chief Legal Officer. He is a deeply experienced leader who has been an influential contributor to Nokia’s strategy. He has earned the trust and respect of the Group Leadership Team and Board of Directors. Esa has a strong vision for Nokia’s legal function and will ensure it continues to be a strategic partner to the business,” said Pekka Lundmark, President and Chief Executive Officer at Nokia.

“Nokia has a strong ethics culture with compliance as a key value, uniting the efforts of the business and legal teams. I am honored to lead this best-in-class legal and compliance function and be member of the Group Leadership Team as the company continues its strategic transformation,” commented Esa Niinimäki.

Esa continues to be based in Finland and report to Nokia’s President and Chief Executive Officer, Pekka Lundmark.

Additional background information on all current members of the Group Leadership Team can be found at: www.nokia.com/en_int/investors/corporate-governance/group-leadership-team.

About Esa Niinimäki

Born: 1976

Nationality: Finnish

Education:

•	Master of Laws, Fordham University – School of Law, New York, 2003

•	Master’s Degree in Law, University of Helsinki, Faculty of Law, 2001

www.nokia.com

Stock exchange release	2 (2)
25 January 2023

Experience:

Nokia

•	Interim Chief Legal Officer 2022-

•	Deputy Chief Legal Officer, Corporate, and Board Secretary 2018-

•	General Counsel, Global Services 2015-2018

•	Head of Corporate Legal, Nokia Solutions and Networks, Head of Finance & Labor Legal 2013-2015

•	Senior Legal Counsel, Legal and IP, India, Middle East and Africa, 2012-2013

•	(Senior) Legal Counsel, Corporate Legal, 2007-2011

Metsä Group

•	Group Legal Counsel, 2005-2007

White & Case LLP

•	Associate Lawyer 2003-2005

Additional positions:

•	Market Practice Board of Securities Market Association

•	Advisory Board of the Finnish Listed Companies

•	Legal Affairs Committee of the Confederation of Finnish Industries

•	Policy Committee of the Directors’ Institute of Finland

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to high standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2023	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Chief Legal Officer